UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 10, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

City of Buenos Aires, March 10, 2020

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

 S                         /                           D

Ref.: LOMA NEGRA C.I.A.S.A.  - Call for Ordinary and Extraordinary General
Shareholders' Meeting to be held on April 16, 2020.

To whom it may concern,

We are writing to you in order to comply with the provisions of subparagraph a) of Section 4 of Chapter II, Title II of the Rules of the National Securities Commission (T.O. 2013).

In this regard, we inform that the Board of Directors of the Company decided at its meeting of March 10 of this year to convene an Ordinary and Extraordinary General Shareholders' Meeting to be held on April 16, 2020 at 10:00 a.m. on the first call and for the same day at 12:00 a.m. on second call, in Boulevard Cecilia Grierson 355, Floor No. 4, City of Buenos Aires.

Yours sincerely,

Marcos Isabelino Gradin
Investor Relations Officer